March 30, 2021

Via EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Taylor Beech Erin Jaskot

	Re:	TS Innovation Acquisitions Corp. Registration Statement on Form S-4 Filed March 10, 2021 File No. 333-254103

Ladies and Gentlemen:

On behalf of TS Innovation Acquisitions Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed on March 10, 2021 (the “Registration Statement”) contained in the Staff’s letter dated March 25, 2021 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to publicly file via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Registration Statement.

Securities and Exchange Commission

March 30, 2021

Information About Latch

Company Overview, page 131

1.

We note your revised disclosure regarding your channel partner arrangements in response to our prior comment 3. Please further revise to explain your relationship with such channel partners and clarify whether these channel partners are employees of the company, as we note that you describe them as your “outsourced sales force.” Please disclose the approximate number of channel partners you use and the material terms of the contracts you enter into with such partners, including the duration of the contract and a general range of the fees that you pay to your channel partners. Please also explain what it means that your channel partners contract “with building owners to own the full scope of installation and service of your smart access products,” and whether this means that building owners pay the channel partners directly or whether you continue to receive revenue from such services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 132-133 of Amendment No. 1 to include a more detailed discussion of Latch’s channel partner arrangements and relationships. The Company also advises the Staff that the channel partners are not employees of the Company and has revised the disclosure in Amendment No. 1 on page 132 to refer to channel partners as third parties.

Products and Platform, page 133

2.

We note your disclosure in response to our prior comment 6 and reissue our comment in part. Please disclose whether you have entered into any agreements with Jasco, Leviton, or Sonos, and if not, please clarify what it means that you have partnered with such companies. Please also file these agreements and your agreements with Google Nest, Honeywell and ecobee, or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 of Amendment No. 1 to clarify that the LatchOS platform has been designed to be compatible with the products produced by the referenced companies.

Securities and Exchange Commission

March 30, 2021

The Company respectfully advises the Staff that Latch’s agreements with Google Nest, Honeywell and ecobee are not required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Item 601(b)(10)(i)(A) provides that “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Item 601(b)(10)(ii) provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the [enumerated] categories, in which case it shall be filed except where immaterial in amount or significance.”

Latch’s agreements with each of Google Nest, Honeywell and ecobee are application programming interface licensing and/or “click-through” agreements of the type that are customary for developers designing software to integrate and be compatible with the hardware produced by other companies. Accordingly, these arrangements were entered into in the ordinary course of Latch’s business.

Moreover, each of the agreements is immaterial to Latch’s business. The aggregate revenue derived from these agreements collectively only represented approximately 2.0% of Latch’s total revenue for the year ended December 31, 2020. Therefore, not only are each of these agreements immaterial to Latch’s business individually, but they are also immaterial to Latch’s business in the aggregate.

In addition, Latch does not expect any of the agreements with Google Nest, Honeywell or ecobee to become material to Latch’s business in the future.

Background of the Business Combination, page 176

3.

We note your revised disclosure in response to our prior comment 11 and reissue our comment in part. Please discuss, both here and in the prospectus summary, the potential conflicts of interest related to the approval and negotiation of the transaction posed by Tishman Speyer’s equity interest in Latch.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 179 and 195 of Amendment No. 1 to include a more detailed discussion of the potential conflicts of interest posed by Tishman Speyer’s equity interest in Latch.

Securities and Exchange Commission

March 30, 2021

4.

We note your revised disclosure in response to our prior comment 12 and reissue our comment in part. Please discuss the reasons you believed Latch was the most attractive target and the factors considered in dismissing the other alternative candidates, including how you first narrowed down to three candidates from eighteen and how you eliminated the remaining two candidates when you decided to pursue Latch.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 180 and 182-183 of Amendment No. 1 to provide further detail regarding TSIA’s consideration of other potential targets with respect to a potential business combination.

5.

We note your revised disclosure in response to our prior comment 15 and reissue our comment in part. With respect to the material terms of the transaction, including the exchange ratio, the terms and amount of the PIPE transaction, the earn-out for Latch stockholders, and deferred vesting of the Founder Shares, please revise your disclosure in this section to explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 183-184 and 186 of Amendment No. 1 to provide additional detail as to the parties’ positions on the amount of the PIPE transaction, potential earn-out for Latch stockholders and deferred vesting of the Founder Shares.

The Company respectfully advises the Staff that the exchange ratio is calculated based on the pre-money equity valuation of Latch, divided by $10.00 per share, divided by the number of fully diluted shares outstanding of Latch. After the parties agreed on a $1 billion pre-money valuation for Latch, there was no further negotiation as to the exchange ratio.

Securities and Exchange Commission

March 30, 2021

6.

We note your disclosure that the Board determined the pre-money valuation for Latch was fair and reasonable based, in part, on an internal valuation of Latch conducted by TSIA management that relied on an analysis of comparable companies. Please add more detailed disclosure regarding how this internal valuation was prepared, including the companies compared and the metrics used in the comparison.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 192-194 of Amendment No. 1 to include a more detailed description of the internal valuation performed by TSIA.

Material U.S. Federal Income Tax Consequences, page 216

7.

In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Merger Agreement provides that the merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please also include a tax opinion from counsel as appropriate. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 222-229 of Amendment No. 1 to include a discussion of the federal income tax consequences of the merger to Latch’s stockholders. In addition, the Company has filed tax opinions of counsel as Exhibits 8.1 and 8.2 to Amendment No. 1.

Certain Relationships and Related Party Transactions

Certain Relationships and Related Party Transactions-Latch, page 245

8.	Please add disclosure in this section regarding the related party transactions discussed in Note 15 to the Consolidated Financial Statements of Latch.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 256-257 of Amendment No. 1 to include disclosure regarding the related party transactions discussed in Note 15 to the Consolidated Financial Statements of Latch.

Securities and Exchange Commission

March 30, 2021

Exhibits

9.

Please revise your legal opinion to remove the statement that the opinion is limited to the Federal laws of the United States and the laws of the State of New York, and that counsel is expressing no opinion as to the effect of the laws of any other jurisdiction, or otherwise include Delaware law in this statement. We note that the company is incorporated in Delaware and counsel’s opinion should therefore opine on Delaware law.

Response: The Company acknowledges the Staff’s comment and has filed a revised opinion of counsel.

10.	Please file the agreements governing Latch’s revolving line of credit and term loan, or tell us why you do not believe they are required to be filed.

Response: The Company respectfully advises the Staff that the agreements governing Latch’s revolving line of credit and term loan are not required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

The agreements governing Latch’s revolving line of credit and term loan will be terminated immediately prior to the effective time of the Merger, as disclosed on pages 154 and F-38-F-39 of the Revised Registration Statement. Thus, in accordance with Item 601(b)(10)(i)(B), neither the registrant, nor a subsidiary of the registrant, nor any other entity in which either the registrant or a subsidiary thereof has a beneficial interest, will be party to the agreements as of the completion of the Merger. In addition, given that such agreements will be of no force or effect following the Merger, the Company does not believe such agreements to be material to the Company’s business.

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Securities and Exchange Commission

March 30, 2021

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

cc:	Patrick Kuhn
Linda Cvrkel
(Securities and Exchange Commission)

Robert J. Speyer
(TS Innovation Acquisitions Corp.)

Luke Schoenfelder
(Latch, Inc.)

Marc D. Jaffe
Ryan J. Maierson
Nick S. Dhesi
(Latham & Watkins LLP)